UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Shopify Inc.
(Exact name of registrant as specified in its charter)

Canada	001-37400	98-0486686
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

151 O'Connor Street, Ground Floor Ottawa, Ontario, Canada, K2P 2L8
(Address of principal executive offices) (Zip Code)

Michael L. Johnson, Corporate Secretary
Tel: 613-241-2828
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

⌧ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Shopify Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (the “Rule”) for the reporting period January 1, 2025 to December 31, 2025.

The Rule relates to the disclosure of information relating to “conflict minerals”, which are defined in the Rule as gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives of tantalum, tin and tungsten.

The Rule applies to those public companies that manufacture or contract to manufacture products in which any of the conflict minerals are necessary to the product’s functionality or production. The Company’s applicable hardware products for 2025 are its (i) Tap & Chip Reader, (ii) Shopify POS Reader, (iii) POS Hub, and (iv) hardware accessories such as docks, bases and cases (the “Covered Products”), which are each manufactured by third parties.

Reasonable Country of Origin Inquiry (RCOI)
As required by the Rule, the Company undertook an analysis and determined that certain Covered Products contain one or more conflict minerals, which are necessary to the Covered Products’ functionality or production. Accordingly, the Company conducted a reasonable country of origin inquiry ("RCOI") regarding those conflict minerals, which was designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country as defined in the Rule (a “Covered Country”) or are from recycled or scrap sources, as defined in the Rule. To this end, the Company reached out to each third-party manufacturer of the Covered Products, explaining the requirements of the Rule and its applicability to the Company and seeking (a) certification of the third-party manufacturer that the conflict minerals in the applicable Covered Product did not originate in a Covered Country and/or (b) answers to the Conflict Minerals Reporting Template ("CMRT"). The CMRT is regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide.

Each CMRT received from third-party manufacturers identified lists of smelters or refiners, and their countries of origin, which may supply conflict minerals utilized in the Covered Products. The information obtained indicated that there was reason to believe that a portion of the conflict minerals used in the Covered Products may have originated in the Covered Countries and may not be exclusively from scrap or recycled sources. We believe our RCOI process was reasonably designed and performed in good faith, but there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information.

Determination from RCOI
Based on the results of the RCOI, the Company determined in good faith that, with respect to necessary conflict minerals in its Covered Products, there was reason to believe that a portion of the conflict minerals used in the Covered Products may have originated in the Covered Countries and may not be exclusively from scrap or recycled sources, and therefore exercised due diligence on the source and chain of custody of the necessary conflict minerals.

Additional Information
This information is publicly available on the Company’s website at https://shopify.com/investors. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

None

Section 2 - Resource Extraction Issuer Disclosure

Not applicable

Section 3 - Exhibits

Item 3.01 Exhibits

None

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHOPIFY INC.

By:     /s/ Michael L. Johnson                    May 28, 2026
    Michael L. Johnson
    Corporate Secretary